Subsidiaries

Name	State or Other Jurisdiction of Incorporation

Project 1493, LLC	Puerto Rico
Green Spirit Mendocino, LLC	California
Green Spirit Essentials, LLC	California
Sunset Connect Oakland, LLC	California